Exhibit 99.4

CENOVUS ENERGY INC.

Supplemental Financial Information (unaudited)

Exhibit to the March 31, 2012 Interim Consolidated Financial Statements

Consolidated Interest Coverage Ratios

The following financial ratios are provided by Cenovus Energy Inc. (the “Company”) in connection with the continuous distribution of medium term notes and debt securities by way of short form shelf prospectus dated June 24, 2010 and July 7, 2010, respectively.  These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with International Financial Reporting Standards which are generally accepted in Canada.

Interest coverage ratios for the twelve month period ended March 31, 2012

(times)

Net earnings available for all interest bearing financial liabilities (1)	8.8 x

Net earnings available for short-term borrowings and long-term debt before unrealized (gains) and losses on risk management activities (2)	11.4 x

(1)       Calculated as net earnings plus income tax and borrowing costs on all financial liabilities; divided by borrowing costs on all financial liabilities.

(2)       Calculated as net earnings plus income tax and interest on short-term borrowings and long-term debt and before unrealized (gains) and losses on risk management activities; divided by interest expense on short-term borrowings and long-term debt. The Company previously disclosed an interest coverage ratio which was calculated as net earnings (including unrealized (gains) and losses on risk management activities) plus income tax and interest on short-term borrowings and long-term debt; divided by interest expense on short-term borrowings and long-term debt. As at March 31, 2012, this ratio would have been 13.8x.

The Company believes the interest coverage ratio based on net earnings available for short-term borrowings and long-term debt and before unrealized (gains) and losses on risk management activities is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods. Additionally, included on the Company’s balance sheet are a partnership contribution payable (the “Partnership Contribution Payable”) and a partnership contribution receivable (the “Partnership Contribution Receivable”) that arose due to a structuring arrangement. The interest expense on the Partnership Contribution Payable is substantially offset by the interest income on the Partnership Contribution Receivable and would not arise in the absence of the structuring arrangement and as such the interest expense has been excluded from the interest coverage ratio based on net earnings available for short-term borrowings and long-term debt and before unrealized gains and losses on risk management activities.